CONSOLIDATED EDISON COM PANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                   MARCH                MARCH
                                                    1999                 1998
                                               ----------           ---------


Earnings
 Net Income                                      $752,011             $724,759
 Federal Income Tax                               330,704              351,474
 Federal Income Tax Deferred                      102,500               39,400
 Investment Tax Credits Deferred                   (8,689)              (8,800)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,176,526            1,106,833

Fixed Charges*                                    345,739              350,900
                                               ----------           ----------

    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,522,265           $1,457,733
                                               ==========           ==========



* Fixed Charges

 Interest on Long-Term Debt                      $291,664             $306,016
 Amort. of Debt Discount, Premium & Expense        13,791               12,448
 Interest on Component of Rentals                  18,297               18,520
 Other Interest                                    21,987               13,916
                                               ----------           ----------

    Total Fixed Charges                          $345,739             $350,900
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.40                 4.15